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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                 SCHEDULE 14D-9
                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934


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                         INCOME GROWTH PARTNERS, LTD. X
                            (Name of Subject Company)


                         INCOME GROWTH PARTNERS, LTD. X
                      (Name of Person(s) Filing Statement)


                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)


                                      NONE
                     ((CUSIP) Number of Class of Securities)


                                 DAVID W. MAURER
                         INCOME GROWTH MANAGEMENT, INC.
                      11300 SORRENTO VALLEY ROAD, SUITE 108
                           SAN DIEGO, CALIFORNIA 92121
                                 (619) 457-2750
          (Name, address and telephone number of person authorized to receive notice and communications on behalf of the
                           person(s) filing statement)


                                 With a copy to:
                                 DAVID A. FISHER
                             TIMOTHY J. FITZPATRICK
                               FISHER THURBER LLP
                        4225 Executive Square, Suite 1600
                             La Jolla, CA 92037-1483
                               Tel. (619) 535-9400
                               Fax (619) 535-1616


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ITEM 1.  SECURITY AND SUBJECT COMPANY.

The name of the subject company is Income Growth Partners, LTD. X, a California limited partnership (the "Partnership"). The address of the Partnership is 11300 Sorrento Valley Road, Suite 108, San Diego, California 92121. The title of the class of equity securities to which this statement relates is the class A units ("Class A Units") and original units ("Original Units") of limited partnership interests in the Partnership (collectively, the "Units").

ITEM 2.  TENDER OFFER OF THE BIDDER.

This statement relates to the cash tender offer made by Everest Investors 10, LLC, a California limited liability company, Everest Properties II, LLC, a California limited liability company and Blackacre Everest, LLC, a Delaware limited liability company (collectively, the "Purchasers") to purchase up to 3,240 Class A Units at a purchase price equal to $500 per Class A Unit and 7,530 Original Units at $5 per Original Unit, without interest, less the amount of any distributions declared or made with respect to the Units after February 1, 1999 and less any Partnership transfer fees, or such other date to which the Offer (as hereinafter defined) may be extended, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 24, 1999 of the Purchasers and the related Letter of Transmittal (which together constitute the "Offer"), disclosed in a tender offer statement on Schedule 14D-1 filed with the Securities and Exchange Commission on February 24, 1999 (the "Schedule 14D-1"). The Amended and Restated Agreement of Limited Partnership of the Partnership provides, among other things, that, as a condition to assignment of Units, the Partnership has received from the assignor or assignee a transfer fee to cover all reasonable expenses of the transfer, not to exceed $200 per transaction.

Based on the information in the Schedule 14D-1, the address of the principal executive offices of the Purchasers is 199 S. Los Robles Avenue, Suite 440, Pasadena, California 91101.

ITEM 3.  IDENTITY AND BACKGROUND.

    (a) The name and address of the Partnership, which is the person filing this statement, is set forth in Item 1 above.

    (b) Certain contracts, agreements, arrangements or understandings and actual or potential conflicts of interest between the Partnership or its affiliates and the Partnership, its executive officers, directors or affiliates are described under Item 13 of the Partnership's Annual Report on Form 10-K for the year ended December 31, 1997 (the "Form 10-K"). A copy of such item is filed as Exhibit 1 hereto and incorporated herein by reference. To the knowledge of the Partnership and the General Partner, except as described below, as of the date hereof, except as set forth in Item 13(a) of the Form 10-K, there exists no material contract, agreement, arrangement or understanding and no actual or potential conflict of interest between the Partnership or its affiliates and (i) the Partnership's executive officers, directors or affiliates or (ii) the Purchasers' executive officers, directors or affiliates.



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ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

    (a)  Recommendation of the General Partners.

    Income Growth Management, Inc., the general partner of the Partnership (the "General Partner"), has not approved the Offer. The General Partner believes that the price per Unit offered to holders of Units ("Limited Partners") in the Offer may not fairly compensate Limited Partners for their interest in the Partnership, and, therefore, recommends the Limited Partners not tender Units pursuant to the Offer.

    (b) Reasons for the Recommendation.

    In determining to recommend that Limited Partners not tender their Units in the Offer, the General Partner considered a number of factors, including, without limitation, the following:

        (1) The $5 per Original Unit price offered by the Purchasers is approximately 1.5% of the General Partner's estimate of net asset value of $328 per Original Unit. This estimated net asset value was calculated based on a recent restricted appraisal, which valued the Mission Park Apartments ("Mission Park") at $18,500,000 and the Shadowridge Meadows Apartments ("Shadowridge") at $14,600,000, excluding closing costs and liquidation and related expenses. The restricted appraisal updated the appraisal of Shadowridge made in August, 1997 and updated the appraisal of Mission Park made in March, 1994. The restricted appraisal dated March 1, 1999 was completed at the request of the General Partner in response to the tender offer and to help establish Class A Unit and Original Unit asset values for various trustees. The actual realizable value per Class A Unit and Original Unit upon a sale of the Partnership properties and liquidation of the Partnership would depend on many other factors, including the actual selling price of the property and Partnership liquidation expenses, and there can be no assurance these estimated net asset values per unit will be realized.

        (2) The $500 per Class A Unit Offered by the Purchasers is approximately 63% of General Partner's estimate of the net asset value of $796 per Class A Unit based on the restricted appraisal discussed above. At liquidation, the Amended and Restated Agreement of Limited Partnership provides that the Class A Unitholders will be entitled to, after the payment of creditors and providing for reasonable reserves, any part of the accrued but unpaid preferred annual return of 12%, return of the original $250 per Class A Unit including any prior distributions, and an additional $500 per Class A Unit bonus. The Partnership in 1998 distributed approximately $311,950 to all Class A Unitholder which represents a 15.4% cash on cash return. The General Partner believes these distributions should continue to increase as long as Partnership revenues continue to increase as they had for the year ended December 31, 1998, and expenses do not increase. There can, however, be no assurance future distributions will increase or that they will not decrease or be eliminated.

        (3) The General Partner believes that the tender offer does not adequately reflect the substantial increase in operating income which the Partnership properties have achieved since successfully emerging from Chapter 11 Reorganization in 1995. In the 12 months ending December 31, 1998, operating income for the Partnership increased from approximately $432,146 to approximately $823,116, based on the unaudited financial statements of the Partnership. Though there can be no assurances that Partnership revenues will continue to increase, the General Partner currently believes the current lack of construction of new apartment communities in Northern San Diego County,



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        where the properties are located, and the continuing inflow of new residents into San Diego County indicates that the recent trend of increase in rental revenues should continue for a while.

        (4) Recent sales of Partnership Original Units between existing Limited Partners have been at $20 per unit.

        (5) The General Partner's general business plan for the next 36 months is to continue to increase rental revenues so that the Partnership can be in a position to refinance the Mission Park Apartments in approximately December of 2001 and retire the Class A Units. Assuming a successful refinancing and retirement of the Class A Units, on or about December 2001, the General Partner intends to have the Partnership begin distributing the Partnership's available cash flow to the Original Unitholders while the Partnership is preparing the properties for sale. There, however, can be no assurances as to the Partnership's ability to increase revenue, to obtain financing for the Partnership's properties at rates and terms which will allow the retirement of the Class A Unitholders and/or which would provide for distribution of cash flow, if any, to the Original Unitholders.

        (6) While the Partnership's Amended and Restated Limited Partnership Agreement allows for a $200 transfer fee, the General Partner has imposed a $40 fee in the past two fiscal years, and a $40 per transaction fee will apply to any transfers of Units. Therefore, net proceeds to each Limited Partner will be reduced by at least $40.

        (7) The tender of Units pursuant to the Offer may constitute a taxable event to the participating Limited Partner. See Item 8--Certain Federal Income Tax Considerations.

        The General Partner did not assign relative weights to the foregoing factors or determine that any factor was of particular importance. Rather, the General Partner viewed its position and recommendations as being based on the totality of information presented to and considered by it.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

Neither the Partnership, the General Partner nor any person acting on their behalf has retained any person to make solicitations or recommendations to Limited Partners on the Partnership's behalf concerning the Offer.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

    (a) Except as set forth herein, no transaction in Units has been effected during the past 60 days by the Partnership or the General Partner or, to the best of the Partnership's knowledge, by any executive officer, director, affiliate or subsidiary of the Partnership. On or about February 20, 1999, Robert Green, an executive officer of the General Partner, purchased 20 Original Units at $20 per Unit.

    (b) To the knowledge of the General Partner, none of the Partnership's executive officers, directors or affiliates who own Class A Units or Original Units intend to sell any of such Units owned by them prior to the expiration of the Offer or tender such Units in the Offer.



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ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

    (a) The Partnership is not engaged in any negotiation in response to the Offer which relates to or would result in: (i) an extraordinary transaction such as a merger or reorganization, involving the Partnership or any subsidiary of the Partnership; (ii) a purchase, sale or transfer of a material amount of assets by the Partnership or any subsidiary of the Partnership; (iii) a tender offer for or other acquisition of securities by or of the Partnership; or (iv) any material change in the present capitalization or dividend policy of the Partnership.

    (b) There is no transaction, General Partner resolution, agreement in principle or signed contract in response to the Offer that relates to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

    (a) Certain Federal Income Tax Considerations.

    THE FEDERAL INCOME TAX DISCUSSION SET FORTH BELOW IS INCLUDED HEREIN FOR GENERAL INFORMATION ONLY AND DOES NOT PURPORT TO ADDRESS ALL ASPECTS OF TAXATION THAT MAY BE RELEVANT TO A PARTICULAR LIMITED PARTNER. For example, this discussion does not address the effect of any applicable foreign, state, local or other tax law other than federal income tax laws. Certain Limited Partners (including trusts, foreign persons, tax-exempt organizations or corporations) may be subject to special rules not discussed below. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), existing regulations, court decisions and Internal Revenue Service rulings and other pronouncements.

EACH LIMITED PARTNER SHOULD CONSULT SUCH LIMITED PARTNER'S OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO SUCH LIMITED PARTNER OF THE OFFER, INCLUDING THE APPLICATION OF ALTERNATIVE MINIMUM TAX AND FEDERAL, FOREIGN, STATE, LOCAL AND OTHER TAX LAWS.

The following discussion is based on the assumption that the Partnership is treated as a partnership for federal income tax purposes and is not a "publicly traded partnership," as that term is defined in the Code.

Gain or Loss. A taxable Limited Partner will recognize a gain or loss on the sale of such Limited Partner's Units in the amount equal to the difference between (i) the amount realized by such Limited Partner on the sale and (ii) such Limited Partner's adjusted tax basis in the Units sold. The amount realized by a Limited Partner will include the Limited Partner's share of the Partnership's liabilities, if any (as determined under Section 752 of the Code and the regulations thereunder). If the Limited Partner reports a loss on the sale, such loss generally will not be currently deducted by such Limited Partner except against such Limited Partner's capital gains from other investments. However, non-corporate taxpayers may deduct up to $3,000 of capital losses per year in excess of the amount of their capital gains against ordinary income.

The adjusted tax basis in the Units of a Limited Partner will depend upon individual circumstances. See "Partnership Allocations in Year of Sale" below. Each Limited Partner who plans to tender Units pursuant to the Offer should consult with Such Limited Partner's own tax advisor as to such Limited Partner's adjusted tax basis in such Limited Partner's Units and the resulting tax consequences of a sale.



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If any portion of the amount realized by a Limited Partner is attributable to such Limited Partner's share of "unrealized receivables" or "inventory items" (as such terms are defined in Section 751 of the Code), a corresponding portion of such Limited Partner's gain or loss will be treated as ordinary gain or loss. It is possible that the basis allocation rules of Section 751 of the Code may result in such Limited Partner recognizing ordinary income with respect to the portion of such Limited Partner's amount realized on the sale of Units that is attributable to such items, while recognizing a capital loss with respect to the remainder of the amount realized.

A tax-exempt Limited Partner (other than an organization described in Code Sections 501(c)(7) (social club), 501(c)(9) (voluntary employee benefit associates, 501(c)(17) (supplementary unemployment benefit trust) or 501(c)(20) (qualified group legal services plan)) should not be required to recognize unrelated trade or business income upon the sale of its Units pursuant to the Offer, assuming that such Limited Partner does not hold its Units as a "dealer" and has not acquired such Units with debt financed proceeds.

Partnership Allocations in Year of Sale. A tendering Limited Partner will be allocated the Limited Partner's pro rata share of the annual taxable income and losses from the Partnership with respect to the Units sold for the period through the date of sale, even though such Limited Partner will assign to the Purchasers his, her or its rights to receive certain cash distributions with respect to such Units. Such allocations and any Partnership distribution for such period would affect a Limited Partner's adjusted tax basis in the tendered Units and, therefore, the amount of gain or loss recognized by such Limited Partner on the sale of Units.

Possible Tax Termination. The Code provides that if 50% or more of the capital and profits interest in a partnership are sole or exchanged within a single 12-month period, such partnership generally will terminate for federal income tax purposes. Accordingly, it is possible that transfers of Units made pursuant to the Offer, in combination with other transfers made within 12 months of the Offer, could result in a termination of the Partnership. If so, the Partnership's tax year would close and the Partnership would be treated for income tax purposes as if it had contributed all of its assets and liabilities to a "new" partnership in exchange for an interest in the "new" partnership. The Partnership would then be treated as making a distribution of the interests in the "new" partnership to the new partners and the remaining partners, followed by the liquidation of the Partnership. Because the "new" partnership would be treated as having acquired its assets on the date of the deemed contribution, a new depreciation recovery period would begin on such date, and the Partnership's annual depreciation deductions over the next few years could be reduced. If so, the Partnership would have greater taxable income (or less tax loss) than if no tax termination had occurred. In addition, depreciation may be required to be allocated to those Limited Partners that have a higher tax basis, such as the Purchasers. In addition, a tax termination of the Partnership could have an adverse effect on Limited Partners whose tax year is not the calendar year, of the inclusion of more than one year of Partnership tax items in one tax return of such Limited Partners, resulting in a "bunching" of income.

Suspended Passive Actively Losses. If a Limited Partner sells less than all of its Units pursuant to the Offer, suspended passive losses can be currently deducted (subject to other applicable limitations) to the extent of the Limited Partner's passive income from the Partnership for that year (including any gain recognized on the sale of Units) plus any other passive income for that year. If, on the other hand, a Limited Partner sells 100% of its Units pursuant to the Offer, such Limited Partner would be able to deduct "suspended" passive activity losses from the Partnership, if any, in the year of sale. Upon sale of all of a Limited Partner's Units, such Limited Partner would be able to use any "suspended" passive activity losses first against any net income or gain from the sale of such Limited Partner's Units and any net income or gain for the taxable year from all other passive activities and second against income from any other source.



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Backup Withholding and FIRPTA Withholding. Limited Partners (other than tax-exempt persons, corporations and certain foreign individuals) who tender Units may be subject to a 31% backup withholding unless those Limited Partners provide a taxpayer identification number and certify that the tax identification number is correct. Additionally, gain realized by a foreign Limited Partner on a sale of a Unit pursuant to the Offer will be subject to federal income tax. Under Section 1445 of the Code, the transferee of a partnership interest held by a foreign person is generally required to deduct and withhold 10% of the amount realized by a tendering Limited Partner from the purchase price payment to be made to such Limited Partner unless such Limited Partner properly completes and signs a FIRPTA Affidavit included as part of the Limited Partner's tender documents. Amounts withheld would be credited against a foreign Limited Partner's federal income tax liability and, if in excess thereof, a refund could be obtained from the Internal Revenue Service by filing a U.S. income tax return.

    (b)  Certain Other Information.

No Affiliation with Purchasers. There is no affiliation between any of the Purchasers and the Partnership or the General Partner. The Offer was not solicited by the General Partner nor anyone associated with the General Partner.

Secondary Market for Units. While there is not an active market for individual Units, Units are traded on an informal secondary market. The price of limited partnership units sold on the secondary market is subject to negotiations between the buyer and seller (based on, among other things, the number of units held and the seller's willingness to solicit additional offers). Financial representatives and brokers may be able to assist a potential seller of Units.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Item 13 of Income Growth Partners, Ltd. X Annual Report on Form 10-K for the year ended December 31, 1997.

Exhibit 9(a)   Letter to Limited Partners, dated March 9, 1999.



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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 9, 1999

               Income Growth Partners, Ltd. X,
               a California limited partnership

                      By: Income Growth Management, Inc.
                             General Partner


                             By:       /s/   David W. Maurer
                                 -------------------------------------
                                 David W. Maurer, President



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                                  EXHIBIT INDEX


EXHIBIT NUMBER        DESCRIPTION
--------------        -----------
Exhibit 1             Item 13 of Income Growth Partners, Ltd. X Annual Report on
                      Form 10-K for the year ended December 31, 1997.

Exhibit 9(a)          Letter to Limited Partners, dated March 9, 1999.



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